UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549




                                  SCHEDULE 13D/A
                                 (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                   Under the Securities Exchange Act of 1934


                               (AMENDMENT NO. 1)




                                 NAVISITE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   63935M109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Charles N. Charnas
         Vice President, Deputy General Counsel and Assistant Secretary
                            Hewlett-Packard Company
                          3000 Hanover Street MS 1050
                          Palo Alto, California 94304
                           Telephone: (650) 857-1501
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September 20, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)
                              (Page 1 of 50 Pages)

CUSIP NO.63935M109                    13D/A                   Page 2 of 50 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HEWLETT-PACKARD COMPANY

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [X]
         (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         00

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF                  -0-

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                             -0-
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                  -0-

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                             -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             -0-

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                             0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                             CO

--------------------------------------------------------------------------------

CUSIP NO.63935M109                    13D/A                   Page 3 of 50 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         COMPAQ COMPUTER CORPORATION

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [X]
         (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         00

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF                  -0-

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                             -0-
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                  -0-

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                             -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             -0-

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                             0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                             CO

--------------------------------------------------------------------------------

CUSIP NO.63935M109                    13D/A                   Page 4 of 50 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HEWLETT-PACKARD COMPANY FINANCIAL SERVICES COMPANY

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [X]
         (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         00

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF                  -0-

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                             -0-
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                  -0-

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                             -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             -0-

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                             0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                             CO

--------------------------------------------------------------------------------

CUSIP NO.63935M109                    13D/A                   Page 5 of 50 Pages

--------------------------------------------------------------------------------
ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended to add the following paragraph:

         "This statement is being filed jointly by Hewlett-Packard Company, a Delaware corporation ("HP"), Compaq Computer Corporation, a Delaware corporation, and a wholly owned subsidiary of HP ("Compaq"), and Hewlett-Packard Financial Services Company (formerly Compaq Financial Services Corporation), a Delaware corporation and a wholly owned subsidiary of HP ("HPFS"). Compaq and HPFS became wholly owned subsidiaries of HP, pursuant to a merger, May 3, 2002. This amendment is being filed to amend the Schedule 13D (the "Schedule 13D") filed with regard to the Shares on December 19, 2001. The Schedule 13D is unchanged, except as otherwise set forth in this amendment. Capitalized terms used herein but defined shall have the definitions set forth in the Schedule 13D."

--------------------------------------------------------------------------------
ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by adding the following paragraph:

         "On September 11, 2002, HPFS and ClearBlue Technologies, Inc., a Delaware corporation ("CBT"), entered into a Note and Stock Purchase Agreement (the "Purchase Agreement") pursuant to which HPFS transferred (i) a senior secured convertible note of the Issuer in an aggregate principal amount of $55,093,333.33 (the "NaviSite Note") which is convertible into 212,376,925 Shares and (ii) 3,207,053 shares issued by the Issuer to HPFS in lieu of cash interest on the NaviSite Note, to ClearBlue Finance, Inc. ("CBT Finance"), a wholly owned subsidiary of ClearBlue Technologies, Inc., in exchange for 1,447,368 shares of common stock, par value $0.01 per share, of CBT. The foregoing description is qualified in its entirety by the terms of the Purchase Agreement which is filed herewith as an exhibit and which is incorporated herein by reference."

--------------------------------------------------------------------------------
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to read:

         "(a) As of the date hereof, HP, Compaq and HPFS do not beneficially own any shares.

          (b)  HP, Compaq and HPFS jointly disposed of the shares.

          (c) HP, Compaq and HPFS sold (i) 3,207,053 shares owned beneficially and of record and (ii) the NaviSite Note, which is convertible into 212,376,925 shares, on September 11, 2002 as described in
               Item 4.

          (d)  Not applicable.

          (e) On September 11, 2002, HP, Compaq and HPFS ceased to be beneficial holders of more than five percent of the Common Stock of the Issuer."

--------------------------------------------------------------------------------
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended to add the following paragraphs:

         "On September 11, 2002 HPFS and CBT, entered into the Purchase Agreement pursuant to which HPFS transferred (i) the NaviSite Note, which is convertible into 212,376,925 Shares and (ii) 3,207,053 shares issued by the Issuer to HPFS in lieu of cash interest on the NaviSite Note, to CBT Finance, a wholly owned subsidiary of CBT in exchange for 1,447,368 shares of common stock, par value $0.001 per share, of CBT. The foregoing description is qualified in its entirety by the terms of the Purchase Agreement which is filed herewith as an exhibit and which is incorporated herein by reference.

         Pursuant to the Purchase Agreement, HPFS has entered into an Assignment and Assumption Agreement with CBT Finance, dated as of September 11, 2002, pursuant to which HPFS has assigned to CBT Finance its rights, and CBT Finance has assumed HPFS' obligations, under the Note Purchase Agreement and the Guarantee and Security Agreement dated as of November 8, 2001 and related security agreements, among the Issuer, HPFS and certain Guarantors named therein. The foregoing description is qualified in its entirety by the terms of the Assignment and Assumption Agreement, which is filed herewith as an exhibit and which is incorporated herein by reference.

CUSIP NO.63935M109                    13D/A                   Page 6 of 50 Pages


         Except for the transactions described above, to the best knowledge of HP, Compaq and HPFS, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements."

--------------------------------------------------------------------------------
ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Note and Stock Purchase Agreement dated as of September 11, 2002, between HPFS and CBT.

Exhibit 2.    Assignment and Assumption Agreement between HPFS and CBT Finance.

--------------------------------------------------------------------------------





                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  September 20, 2002             HEWLETT-PACKARD COMPANY



                                          /s/ CHARLES N. CHARNAS
                                      By: ------------------------------------
                                          Name:  Charles N. Charnas
                                          Title: Vice President
                                                   Deputy General Counsel and
                                                   Assistant Secretary



                                      COMPAQ COMPUTER CORPORATION



                                          /s/ CHARLES N. CHARNAS
                                      By: ------------------------------------
                                          Name:  Charles N. Charnas
                                          Title: Treasurer and
                                                   Assistant Secretary



                                      HEWLETT-PACKARD FINANCIAL SERVICES COMPANY



                                          /s/ CHARLES N. CHARNAS
                                      By: ------------------------------------
                                          Name:  Charles N. Charnas
                                          Title: Assistant Secretary

                               Page 7 of 50 Pages




                                  EXHIBIT INDEX



Exhibit No.                                                                Page
-----------                                                                ----

1    Note and Stock Purchase Agreement dated as of September 11, 2002,
     between HPFS and CBT..................................................   8

2    Assignment and Assumption Agreement between HPFS and CBT Finance......  49

                               Page 8 of 50 Pages


                                    EXHIBIT 1



                                                                  EXECUTION COPY


          NOTE AND STOCK PURCHASE AGREEMENT, dated as of September 11, 2002 (this "Agreement"), by and between Hewlett-Packard Financial Services Company ("HPFS") and ClearBlue Technologies, Inc., a Delaware corporation ("CBT").

          WHEREAS, CBT and HPFS have each determined that the transactions contemplated by this Agreement, on the terms and conditions of this Agreement, would be advantageous and beneficial to their respective corporations and shareholders; and

          WHEREAS, the parties hereto desire to consummate the transactions contemplated herein, pursuant to which (a) HPFS will transfer to CBT, or at CBT's direction, a wholly-owned subsidiary, all shares, whether certificated or uncertificated,(collectively, the "Shares") of Common Stock, par value $0.01 per share, of NaviSite, Inc., a Delaware corporation ("NaviSite") owned by HPFS (including, without limitation, 3,207,053 shares in certificated form), (b) HPFS will transfer to CBT, or at CBT's direction, a wholly-owned subsidiary, the 12% Convertible Note (including all accrued and unpaid interest), dated as of November 8, 2001, of NaviSite, including all rights under that certain Note Purchase Agreement, dated as of October 29, 2001, by and among NaviSite, CMGI, Inc, a Delware corporation. ("CMGI"), and Compaq Finacial Services Corporation, now known as HPFS (the "Note"), and assign to CBT, or at CBT's direction, a wholly-owned subsidiary, which will assume, that certain Guarantee and Security Agreement and related agreements, including all rights thereunder (collectively, the "Security Agreements") and (c) CBT will transfer to HPFS 1,447,368 shares of common stock (the "ClearBlue Shares"), par value $0.01 per share, of CBT, representing 22% of the issued and outstanding equity securities of CBT (including as issued and outstanding the Common Shares being issued to CMGI pursuant to that certain Note and Stock Purchase Agreement by and between CBT and CMGI).

          NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, the parties hereto agree as follows:



                                   ARTICLE I
                                  Definitions
                                  -----------

          SECTION 1.1. DEFINITIONS. As used herein, the following terms shall have the following meanings:

          "ACT" means the Securities Act of 1933, as amended, and the rules and regulations issued in respect thereto.

          "ENCUMBRANCE" means any security interest, mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or otherwise), charge against or interest in property to secure payment of a debt or performance of an obligation or other priority or preferential arrangement of any kind or nature whatsoever.

                               Page 9 of 50 Pages


          "LAW" means any law, statute, regulation, rule, ordinance, requirement or other binding action or requirement of any governmental, regulatory or administrative body, agency or authority or any court of judicial authority.

          "ORDER" means any decree, order, judgment, writ, award, injunction, stipulation or consent of or by any Federal, state or local government or any court, administrative agency or commission or other governmental authority or agency, domestic or foreign.

          "PERSON" means any individual, corporation, general or limited partnership, joint venture, association, limited liability company, joint stock company, trust, business, bank, trust company, estate (including any beneficiaries thereof), unincorporated entity, cooperative, association, government branch, agency or political subdivision thereof or organization of any kind.

          "TRANSACTION DOCUMENTS" means any ancillary contracts, agreements or other documents that are to be entered into in connection with the transactions contemplated hereby.



                                   ARTICLE II
                           Exchange of Stock and Notes
                           ---------------------------

          SECTION 2.1. EXCHANGE. Subject to the terms and conditions of this Agreement, at the Closing HPFS agrees to transfer to CBT, or, at CBT's direction, to ClearBlue Technologies Equity, Inc. ("Equity") and ClearBlue Finance, Inc. ("Finance"), the Shares and the Note and to assign to CBT, or at CBT's direction, Finance, the Security Agreements, and CBT agrees to transfer to HPFS the ClearBlue Shares.

          SECTION 2.2. THE CLOSING.

          (a) Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Heller Ehrman White & McAuliffe LLP, 120 West 45th Street, New York, NY 10036, at 10:00 a.m. New York City Time no later than the second business day following the day the last of the conditions set forth in
Article V shall have been fulfilled or waived (other than those that this Agreement contemplates will be satisfied at or immediately prior to the Closing), or at such other time and place as shall be mutually agreed upon by HPFS and CBT (the "Closing Date").

          (b) Subject to the conditions set forth in this Agreement, the parties agree to consummate the following transactions at the Closing:

               (i) CBT shall assign and transfer to HPFS good and valid title in and to the ClearBlue Shares, free and clear of any Encumbrance, by physically delivering to HPFS one or more stock certificates representing the ClearBlue Shares being sold, duly endorsed or accompanied by duly executed stock powers sufficient to vest in HPFS or its nominee good and marketable title to such ClearBlue Shares; and

                              Page 10 of 50 Pages


               (ii) (a) HPFS shall assign and transfer to CBT, or at CBT's direction, to Finance and/or Equity, good and valid title in and to the Shares and the Note, free and clear of any Encumbrance, other than any requirement that NaviSite and CMGI consent to the transfer of the Note, by physically delivering to CBT, Finance and/or Equity one or more stock certificates representing the Shares being sold, duly endorsed or accompanied by duly executed stock powers sufficient to validly transfer such Shares to CBT or its nominee, and by delivering to CBT or its nominee the Note, together with an appropriate allonge or other debt transfer instrument sufficient to validly transfer the Note, subject to the receipt of NaviSite's and CMGI's consent and (b) CBT, or at CBT's direction, Finance, shall assume pursuant to an assignment and assumption agreement the obligations of HPFS under the Note and the Security Agreements effective when the assignment and transfer of the Note is effective.



                                  ARTICLE III
                     Representations and Warranties of HPFS
                     --------------------------------------

          HPFS represents and warrants to CBT that the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).

          SECTION 3.1. POWER AND AUTHORITY; ENFORCEABILITY. HPFS is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. HPFS has all requisite capacity, power and authority to execute, deliver and perform this Agreement. The execution, delivery and performance by HPFS of this Agreement and the consummation by it of the Contemplated Transactions (as defined below) have been duly authorized by the Board of Directors of HPFS, and no other corporate action on the part of HPFS is necessary to authorize the execution and delivery by HPFS of this Agreement or the consummation by it of the Contemplated Transactions. No vote of, or consent by, the holders of any class or series of capital stock issued by HPFS is necessary to authorize the consummation of the Contemplated Transactions. This Agreement has been duly executed and delivered and, upon execution by CBT, will constitute a valid and legally binding obligation of HPFS, enforceable against HPFS in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

          SECTION 3.2. OWNERSHIP; TRANSFERABILITY. HPFS is the legal and beneficial owner of the Shares and the Note, free and clear of any Encumbrance, and, other than restrictions under the Act and restrictions reflected in a legend on the certificates representing the Shares and the requirement that NaviSite and CMGI consent to the transfer of the Note, there are no restrictions on transfer of the Shares and the Note pursuant to the terms of this Agreement. There are no voting trusts, voting agreements, proxies or other agreements, instruments or

                              Page 11 of 50 Pages


understandings with respect to the voting of the Shares being sold by HPFS to CBT to which HPFS is a party. Other than the Note, there are no options, warrants, or purchase, subscription, call, conversion, exchange or other contracts or instruments permitting HPFS to sell, exchange or otherwise deliver, or to purchase, acquire or otherwise receive, securities of NaviSite.

          SECTION 3.3. ACQUISITION ENTIRELY FOR OWN ACCOUNT. This Agreement is made with HPFS in reliance upon HPFS' representation to CBT that (a) the ClearBlue Shares to be received by HPFS will be acquired for investment for HPFS' own account, and not with a view to the resale or distribution of any part thereof, and (b) HPFS has no present intention of selling, granting any participation in, or otherwise distributing the same, except, in the case of (a) and (b) of this Section, as permitted by the Act.

          SECTION 3.4. RESTRICTED SECURITIES. HPFS understands that the ClearBlue Shares are characterized as "restricted securities" under the Federal securities laws inasmuch as they are being acquired in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act only in certain limited circumstances.

          SECTION 3.5. CONSENTS AND APPROVALS. Subject to the accuracy of the representations and warranties made by CBT in Article IV hereof, neither the execution, delivery and performance of this Agreement by HPFS, nor the consummation by HPFS of any transaction related hereto including the transfer, sale and delivery of the Note and Shares will require any consent, approval, license, Order or authorization of, filing, registration, declaration or taking of any other action with, or notice to, any Person, other than such consents, approvals, filings or actions (a) as may be required under the Federal securities laws which have or will be made, (b) which have already been obtained, and (c) of NaviSite and CMGI to the transfer of the Note.

          SECTION 3.6. CONFLICTS. Other than obtaining the consent of navisite and CMGI to the transfer of the Note, the execution and delivery by HPFS of this Agreement and the Transaction Documents to which it is or will become a party does not, and the consummation of the transactions contemplated by this Agreement (the "Contemplated Transactions") and the Transaction Documents to which it is or will become a party shall not, (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or by-laws of HPFS, (b) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which HPFS is a party or by which it or any of its properties or assets may be bound, or (c) conflict or violate any permit, concession, franchise, license, judgment, Order, decree, statute, law, ordinance, rule or regulation of any government, governmental instrumentality or court, domestic or foreign, applicable to HPFS or any of its properties or assets, except in the case of (b) and (c) for any such conflicts, violations, defaults, terminations, cancellations or accelerations which would not, individually or in the aggregate, materially and adversely affect the Shares and the Note being conveyed by HPFS to CBT, or at CBT's direction, to Equity and Finance hereunder.

                              Page 12 of 50 Pages


          SECTION 3.7. BROKERS, ETC. HPFS is not obligated to pay any fee or commission to any broker, finder or other similar Person in connection with the transactions contemplated by this Agreement.

          SECTION 3.8. LITIGATION. There are no actions, suits, proceedings, orders, investigations or claims pending or, to the knowledge of HPFS, threatened against or affecting HPFS, at law or in equity, before any court, arbitration panel, tribunal or governmental commission, bureau, agency or instrumentality which seeks to enjoin or restrain, or could reasonably be expected to have the effect of delaying, the consummation of the transactions contemplated by this Agreement or limit the ability of HPFS to perform any of its obligations hereunder.

          SECTION 3.9. INFORMATION. Without undertaking any investigation, HPFS is not aware of any material adverse change in the condition (financial or otherwise), business or results of operations of NaviSite and its subsidiaries taken as a whole except as publicly disclosed by NaviSite subsequent to the date of the most recent financial statements included with NaviSite's filings with the Securities and Exchange Commission.

          SECTION 3.10. NAVISITE DEFAULT. To the Knowledge of HPFS, NaviSite is not in default under any agreement or contract with HPFS and HPFS is not aware of any default under, or challenges to the validity of, the Note.

          SECTION 3.11. NAVISITE NON-PUBLIC INFORMATION. HPFS acknowledges that it is aware that CBT may have material non-public information concerning NaviSite.

          SECTION 3.12. SECURITY INTEREST. In connection with that certain Guarantee and Security Agreement (the "Guarantee Security Agreement"), dated as of November 8, 2001, by and among NaviSite, Inc., Clickhear, Inc. and Compaq Financial Services Corporation, now known as Hewlett-Packard Financial Services Company (the "Collateral Representative"), the UCC-1 financing statement filed with respect to NaviSite, Inc. was in proper form for filing with the appropriate state office with respect to that portion of the Collateral (as defined in the Guarantee Security Agreement) of NaviSite that could be perfected by filing a financing statement in such state office under the UCC (as defined in the Guarantee Security Agreement). A copy of such filed UCC-1 financing statement is attached hereto as Exhibit D. The Collateral Representative has not
(i) authorized any termination or other amendment to the financing statement, except as set forth on Schedule 3.12 attached hereto, (ii) agreed to any amendment of the Guaranty Security Agreement, or (iii) agreed to subordinate its rights under the Guarantee Security Agreement.



                                   ARTICLE IV
                      Representations and Warranties of CBT
                      -------------------------------------

          CBT represents and warrants to HPFS that, except as set forth in the CBT Disclosure Schedule, the statements contained in this Article IV are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the

                              Page 13 of 50 Pages


Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date). The CBT Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article IV. The disclosures in any section or subsection of the CBT Disclosure Schedule shall qualify other sections and subsections in this Article IV only to the extent it is clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. As used in this Agreement, a "CBT Material Adverse Effect" shall mean any material adverse change, event, circumstance or development with respect to, or material adverse effect on, the business, assets, liabilities, condition (financial or other), or results of operations of CBT and the Subsidiaries, taken as a whole (other than changes, events, circumstances or developments that are the result of economic factors affecting the economy as a whole or that are the result of factors generally affecting the industry or specific markets in which CBT competes). For the avoidance of doubt, the parties agree that the terms "material", "materially" or "materiality" as used in this Agreement with an initial lower case "m" shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to CBT Material Adverse Effect.

          SECTION 4.1. EXISTENCE; POWER AND AUTHORITY. CBT is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. CBT has the requisite corporate power and authority to execute, deliver and perform this Agreement. The execution, delivery and performance by CBT of this Agreement and the consummation by it of the Contemplated Transactions have been duly authorized by the Board of Directors of CBT, and no other corporate action on the part of CBT is necessary to authorize the execution and delivery by CBT of this Agreement or the consummation by it of the Contemplated Transactions. No vote of, or consent by, the holders of any class or series of capital stock issued by CBT is necessary to authorize the consummation of the Contemplated Transactions. This Agreement has been duly executed and delivered and, upon execution by HPFS, will constitute a valid and legally binding obligation of CBT, enforceable against CBT in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

          SECTION 4.2. OWNERSHIP; TRANSFERABILITY. The ClearBlue Shares have been duly authorized and when issued, will be duly and validly issued, fully paid and non-assessable.

          SECTION 4.3. PURCHASE ENTIRELY FOR OWN ACCOUNT. This Agreement is made with CBT in reliance upon its representation to HPFS that (a) the Shares and the Note to be received by CBT, or at CBT's direction, Equity and Finance, respectively, will be acquired for investment for such entity's own account, and not with a view to the resale or distribution of any part thereof, and (b) each of CBT, Equity and Finance has no present intention of selling, granting any participation in, or otherwise distributing the same, except, in the case of (a) and (b) of this Section, as permitted by the Act.

                              Page 14 of 50 Pages


          SECTION 4.4. RESTRICTED SECURITIES. CBT understands that the Shares are characterized as "restricted securities" under the Federal securities laws and that under such laws and applicable regulations such securities may be resold without registration under the Act only in certain limited circumstances.

          SECTION 4.5. LEGENDS. It is understood that the certificate(s) evidencing the Shares shall bear the following legend:

          THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR WITH ANY STATE SECURITIES COMMISSION, AND MAY NOT BE TRANSFERRED OR DISPOSED OF BY THE HOLDER IN THE ABSENCE OF A REGISTRATION STATEMENT WHICH IS EFFECTIVE UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE LAWS AND RULES OR UNLESS SUCH TRANSFER MAY BE EFFECTED WITHOUT VIOLATION OF THE SECURITIES ACT OF 1933 AND OTHER APPLICABLE STATE LAWS AND RULES.

          SECTION 4.6. NO CONFLICT.

          (a) Neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will (with or without notice or lapse of time):

               (i) contravene, conflict with, or result in a violation of any provision of the Certificate of Incorporation or bylaws of CBT;

               (ii) contravene, conflict with, or result in a violation of any federal, state, local, or other administrative order, constitution, law, ordinance, principle of common law, regulation or statute ("Legal Requirement"), or any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other governmental body or by any arbitrator (an "Order") to which CBT, or any of the assets owned or used by CBT, may be subject;

               (iii) contravene, conflict with, or result in a violation or breach of any provision of, or give any person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any material contract or agreement of CBT; or

               (iv) result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by CBT.

          (b) CBT is not nor will it be required to give any notice to or obtain any consent from any person or governmental entity in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

                              Page 15 of 50 Pages


          SECTION 4.7. CAPITALIZATION.

          (a) The authorized capital stock of CBT consists of (i) 10,000,000 shares of common stock, par value $0.01 (the "Common Shares"), of which 5,000,000 shares are issued and outstanding, and (ii) 10,000,000 shares of preferred stock, par value $0.01, none of which are issued and outstanding. Effective as of the Closing Date, 131,579 additional Common Shares will be issued to CMGI.

          (b) Section 4.7 of the CBT Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of the holders of capital stock of CBT, showing the number of shares of capital stock, and the class or series of such shares, held by each stockholder. Section 4.7 of the Disclosure Schedule also indicates all outstanding Common Shares that constitute restricted stock or that are otherwise subject to a repurchase or redemption right, indicating the name of the applicable stockholder, the vesting schedule (including any acceleration provisions with respect thereto), and the repurchase price payable by CBT. All of the issued and outstanding shares of capital stock of CBT have been duly authorized and validly issued and are fully paid and nonassessable. All of the issued and outstanding shares of capital stock of CBT have been offered, issued and sold by CBT in compliance with all applicable federal and state securities laws.

          (c) Section 4.7 of the CBT Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement of: (i) all stock option plans or other stock or equity-related plans of CBT (the "CBT Stock Plans"), indicating for each CBT Stock Plan the number of Common Shares issued to date under such Plan, the number of Common Shares subject to outstanding options under such Plan and the number of Common Shares reserved for future issuance under such Plan; (ii) all holders of outstanding options to acquire Common Shares, indicating with respect to each option the CBT Stock Plan under which it was granted, the number of Common Shares subject to such option, the exercise price, the date of grant, and the vesting schedule (including any acceleration provisions with respect thereto); and (iii) all holders of outstanding warrants to acquire Common Shares, indicating with respect to each warrant the agreement or other document under which it was granted, the number of shares of capital stock, and the class or series of such shares, subject to such warrant, the exercise price, the date of issuance and the expiration date thereof. CBT has provided to HPFS an opportunity to review complete and accurate copies of all CBT Stock Plans, forms of all stock option agreements evidencing options and all warrants. All of the shares of capital stock of CBT subject to options and warrants will be, upon issuance pursuant to the exercise of such instruments, duly authorized, validly issued, fully paid and nonassessable.

          (d) Except as set forth in Section 4.7 of the CBT Disclosure Schedule,
(i) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of CBT is authorized or outstanding, (ii) CBT has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of CBT, (iii) CBT has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest

                              Page 16 of 50 Pages


therein or to pay any dividend or to make any other distribution in respect thereof, and (iv) there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to CBT.

          (e) Except as set forth in Section 4.7 of the CBT Disclosure Schedule, there is no agreement, written or oral, between CBT and any holder of its securities, or, to the best of CBT's knowledge, among any holders of its securities, relating to the sale or transfer (including agreements relating to rights of first refusal, co-sale rights or "drag-along" rights), registration under the Securities Act, or voting, of the capital stock of CBT.

          SECTION 4.8. SUBSIDIARIES.

          (a) Section 4.8 of the CBT Disclosure Schedule sets forth: (i) the name of each Subsidiary; (ii) the number and type of outstanding equity securities of each Subsidiary and a list of the holders thereof; (iii) the jurisdiction of organization of each Subsidiary; (iv) the names of the officers and directors of each Subsidiary; and (v) the jurisdictions in which each Subsidiary is qualified or holds licenses to do business as a foreign corporation or other entity.

          (b) Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each Subsidiary is duly qualified to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a CBT Material Adverse Effect. Each Subsidiary has all requisite power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. CBT has provided to HPFS an opportunity to review complete and accurate copies of the charter and by-laws of each Subsidiary. No Subsidiary is in default under or in violation of any provision of its charter or by-laws. All of the issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid and nonassessable. All shares of each Subsidiary that are held of record or owned beneficially by either CBT or any Subsidiary are held or owned free and clear of any restrictions on transfer (other than restrictions under the Act and state securities laws), claims, Encumbrances, options, warrants, rights, contracts, calls, commitments, equities and demands. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which CBT or any Subsidiary is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary.

          (c) CBT does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity which is not a Subsidiary.

          (d) "SUBSIDIARY" shall mean any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which CBT (or another Subsidiary) holds

                              Page 17 of 50 Pages


stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

          SECTION 4.9. FINANCIAL STATEMENTS. Section 4.9 of the CBT Disclosure Schedule contains: (a) unaudited consolidated balance sheets of CBT and the Subsidiaries as at December 31, 2001 and the related unaudited consolidated statements of income, changes in stockholders' equity, and cash flow for the fiscal year then ended, and (b) an unaudited consolidated balance sheet of CBT and the Subsidiaries as at June 30, 2002 (the "Interim Balance Sheet") and the related unaudited consolidated statements of income, changes in stockholders' equity, and cash flow for the six months then ended, including in each case the notes thereto. Such financial statements and notes fairly present the financial condition and the results of operations, changes in stockholders' equity, and cash flow of CBT and the Subsidiaries as at the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse) and the absence of notes (that, if presented, would not differ materially from those included in the Interim Balance Sheet); the financial statements referred to in this Section 4.8 reflect the consistent application of such accounting principles throughout the periods involved. No financial statements of any Person other than CBT and the Subsidiaries are required by GAAP to be included in the consolidated financial statements of CBT.

          SECTION 4.10. BOOKS AND RECORDS. The books of account, minute books, stock record books, and other records of CBT and the Subsidiaries, all of which have been made available to Buyer, are complete and correct. The minute books of CBT and the Subsidiaries contain accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the Boards of Directors, and committees of the Boards of Directors of CBT and the Subsidiaries, and no meeting of any such stockholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books.

          SECTION 4.11. TITLE TO PROPERTIES; ENCUMBRANCES. Section 4.11 of the CBT Disclosure Schedule hereto contains a complete and accurate list of all real property, leaseholds, or other interests therein owned by CBT and the Subsidiaries. CBT has provided HPFS an opportunity to review copies of the deeds and other instruments (as recorded) by which CBT and the Subsidiaries acquired such real property and interests, and copies of all title insurance policies, opinions, abstracts, and surveys in the possession of CBT or the Subsidiaries and relating to such property or interests. CBT and the Subsidiaries own (with good and marketable title in the case of real property, subject only to the matters permitted by the following sentence) all the properties and assets (whether real, personal, or mixed and whether tangible or intangible) that they purport to own, including all of the properties and assets reflected in the Interim Balance Sheet (except for assets held under capitalized leases disclosed to HPFS and personal property sold since the date of the Interim Balance Sheet, as the case may be, in the ordinary course of business), and all of the properties and assets purchased or otherwise acquired by CBT and the Subsidiaries since the date of the Interim Balance Sheet (except for personal property

                              Page 18 of 50 Pages


acquired and sold since the date of the Interim Balance Sheet in the ordinary course of business and consistent with past practice). All material properties and assets reflected in the Balance Sheet and the Interim Balance Sheet are free and clear of all Encumbrances and are not, in the case of real property, subject to any rights of way, building use restrictions, exceptions, variances, reservations, or limitations of any nature except, with respect to all such properties and assets, (a) mortgages or security interests shown on the Interim Balance Sheet as securing specified liabilities or obligations, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (b) mortgages or security interests incurred in connection with the purchase of property or assets after the date of the Interim Balance Sheet (such mortgages and security interests being limited to the property or assets so acquired), with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists,
(c) liens for current taxes not yet due, and (d) with respect to real property,
(i) minor imperfections of title, if any, none of which is substantial in amount, materially detracts from the value or impairs the use of the property subject thereto, or impairs the operations of CBT or the Subsidiaries, and (ii) zoning laws and other land use restrictions that do not impair the present or anticipated use of the property subject thereto.

          SECTION 4.12. ABSENCE OF CERTAIN CHANGES. Since June 30, 2002, there has occurred no event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, a CBT Material Adverse Effect.

          SECTION 4.13. UNDISCLOSED LIABILITIES. None of CBT or the Subsidiaries has any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for
(a) liabilities shown on the Interim Balance Sheet, (b) liabilities which have arisen since June 30, 2002, in the ordinary course of business and (c) contractual and other liabilities that would not reasonably be required by GAAP to be reflected on a balance sheet and (d) liabilities incurred after June 30, 2002, in the ordinary course of business and which are not material in amount.

          SECTION 4.14. TAX MATTERS.

          (a) Each of CBT and the Subsidiaries has filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns were complete and accurate and disclose all Taxes required to be paid by CBT and each Subsidiary. Neither CBT nor any Subsidiary is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns, other than a group of which only CBT and the Subsidiaries are or were members. Each Affiliated Group has filed all Tax Returns that it was required to file with respect to any Affiliated Period, and all such Tax Returns were complete and accurate and disclose all Taxes required to be paid by CBT and each Subsidiary. Each of CBT and the Subsidiaries has paid on a timely basis all Taxes that were due and payable and each member of an Affiliated Group has paid all Taxes that were due and payable with respect to all Affiliated Periods. The unpaid Taxes of CBT and the Subsidiaries for tax periods through June 30, 2002, do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Interim Balance Sheet. Neither CBT nor any Subsidiary has any actual

                              Page 19 of 50 Pages


or potential liability for any Tax obligation of any taxpayer (including any affiliated group of corporations or other entities that included CBT or any Subsidiary during a prior period) other than CBT and the Subsidiaries. All Taxes that CBT or any Subsidiary is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity. All Taxes (whether or not shown on any Tax Return) owed by any of CBT and any Affiliated Group have been timely paid.

          (b) CBT has provided to HPFS an opportunity to review complete and accurate copies of all federal income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by CBT or any Subsidiary since December 31, 2001 and complete and accurate copies of the portion of the Tax Returns, examination reports and statements of deficiency assessed against or agreed to with respect to any member of an Affiliated Group relating to the activities of CBT or a Subsidiary for all Affiliated Periods since December 31, 2001. All deficiencies assessed against CBT, any Subsidiary or any Affiliated Group have been paid in full. The federal income Tax Returns of CBT and each Subsidiary and each member of an Affiliated Group have been audited by the Internal Revenue Service or are closed by the applicable statute of limitations for all taxable years through the taxable year specified in
Section 4.9(b) of the CBT Disclosure Schedule. No examination or audit of any Tax Return of CBT or any Subsidiary or any member of an Affiliated Group with respect to an Affiliated Period] by any Governmental Entity is currently in progress or, to the knowledge of CBT, threatened or contemplated. Neither CBT nor any Subsidiary nor any member of an Affiliated Group has been informed by any jurisdiction that the jurisdiction believes that CBT or any Subsidiary or any member of an Affiliated Group was required to file any Tax Return that was not filed. Neither CBT nor any Subsidiary nor any member of an Affiliated Group has waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency.

          (c) Neither CBT nor any Subsidiary: (i) is a "consenting corporation" within the meaning of Section 341(f) of the Internal Revenue Code of 1986, as amended (the "Code"), and none of the assets of CBT or the Subsidiaries are subject to an election under Section 341(f) of the Code; (ii) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code; or (iii) has any actual or potential liability for any Taxes of any person (other than CBT and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of federal, state, local, or foreign law), or as a transferee or successor, by contract, or otherwise.

          (d) None of the assets of CBT or any Subsidiary: (i) is "tax-exempt use property" within the meaning of Section 168(h) of the Code; or (ii) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code.

          (e) Neither CBT nor any Subsidiary has undergone a change in its method of accounting resulting in an adjustment to its taxable income pursuant to Section 481 of the Code.

          (f) Except as set forth on Section 4.14 of the CBT Disclosure Schedule, as a direct or indirect result of the transactions contemplated by this Agreement, no payment or other

                              Page 20 of 50 Pages


benefit by CBT, and no acceleration of the vesting of any options, payments or other benefits by CBT will be (or under Section 280G of the Code and the Treasury Regulations thereunder be presumed to be) a "parachute payment" to a "disqualified individual" as those terms are defined in Section 280G of the Code and the Treasury Regulations thereunder, without regard to whether such payment or acceleration is reasonable compensation for personal services performed or to be performed in the future.

          (g) As used in this Agreement:

          "AFFILIATED GROUP" shall mean a group of corporations with which CBT or a Subsidiary has filed (or was required to file) consolidated, combined, unitary or similar Tax Returns.

          "AFFILIATED PERIOD" shall mean any period in which CBT or a Subsidiary was a member of an Affiliated Group.

          "TAXES" shall mean all taxes, charges, fees, levies or other similar assessments or liabilities, including income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment, insurance, social security, business license, business organization, environmental, workers compensation, payroll, profits, license, lease, service, service use, severance, stamp, occupation, windfall profits, customs, duties, franchise and other taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

          "TAX RETURNS" shall mean all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes.

          SECTION 4.15. ASSETS.

          (a) CBT or the applicable Subsidiary is the true and lawful owner, and has good title to, all of the assets (tangible or intangible) purported to be owned by CBT or the Subsidiaries, free and clear of all Encumbrances. Each of CBT and the Subsidiaries owns or leases all tangible assets sufficient for the conduct of its businesses as presently conducted and as presently proposed to be conducted. Each such tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.

          (b) Section 4.15(b) of the CBT Disclosure Schedule lists individually
(i) all fixed assets (within the meaning of GAAP) of CBT or the Subsidiaries having a book value greater than $100,000, indicating the cost, accumulated book depreciation (if any) and the net book value of each such fixed asset as of June 30, 2002, and (ii) all other assets of a tangible nature (other than inventories) of CBT or the Subsidiaries whose book value exceeds $100,000.

                              Page 21 of 50 Pages


          (c) All assets of CBT and each of its Subsidiaries that were acquired by CBT or such Subsidiary from an affiliate of CBT were acquired for fair value in arms-length transactions.

          SECTION 4.16. OWNED REAL PROPERTY. Neither CBT nor any of its Subsidiaries currently owns, or has owned in the past, any real property.

          SECTION 4.17. REAL PROPERTY LEASES. Section 4.17 of the CBT Disclosure Schedule lists all leases or subleases pursuant to which CBT or a Subsidiary leases or subleases from another party any real property (the "Leases") and lists the term of such Lease, any extension and expansion options, and the rent payable thereunder. CBT has provided HPFS an opportunity to review complete and accurate copies of the Leases.

          With respect to each Lease:

          (a) such Lease is legal, valid, binding, enforceable and in full force and effect;

          (b) such Lease will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing;

          (c) neither CBT nor any Subsidiary, to either's knowledge, nor, to the knowledge of CBT, any other party, is in breach or violation of, or default under, any such Lease, and no event has occurred, is pending or, to the knowledge of CBT, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by CBT or any Subsidiary or, to the knowledge of CBT, any other party under such Lease;

          (d) to each of CBT's and any Subsidiary's knowledge, there are no disputes, oral agreements or forbearance programs in effect as to such Lease;

          (e) neither CBT nor any Subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold;

          (f) to the knowledge of CBT, all facilities leased or subleased thereunder are supplied with utilities and other services adequate for the operation of said facilities; and

          (g) CBT is not aware of any Encumbrance, easement, covenant or other restriction applicable to the real property subject to such lease which would reasonably be expected to materially impair the current uses or the occupancy by CBT or a Subsidiary of the property subject thereto.

          SECTION 4.18. INTELLECTUAL PROPERTY.

          (a) Section 4.18(a) of CBT Disclosure Schedule lists (i) each patent, patent application, copyright registration or application therefor, mask work registration or application therefor, and trademark, service mark and domain name registration or application therefor of CBT or any Subsidiary and (ii) each Customer Deliverable of CBT or any Subsidiary.

                              Page 22 of 50 Pages


          (b) Each of CBT and the Subsidiaries owns or possesses sufficient legal rights to use all Intellectual Property necessary (i) to use, manufacture, have manufactured, market and distribute the Customer Deliverables and (ii) to operate the Internal Systems, without any known conflict with, or infringement of, the rights of others. CBT or the appropriate Subsidiary has taken all reasonable measures to protect the proprietary nature of each item of CBT Intellectual Property, and to maintain in confidence all trade secrets and confidential information, that it owns or uses. To the knowledge of CBT, no other person or entity has any rights to any of the CBT Intellectual Property owned by CBT or the Subsidiaries (except pursuant to agreements or licenses specified in Section 4.18(b) of the CBT Disclosure Schedule), and, to the knowledge of CBT, no other person or entity is infringing, violating or misappropriating any of the CBT Intellectual Property.

          (c) To the knowledge of CBT, none of the Customer Deliverables, or the marketing, distribution, provision or use thereof, infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any person or entity. To the knowledge of CBT, none of the Internal Systems, or the use thereof, infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any person or entity. Section 4.18(c) of the CBT Disclosure Schedule lists any complaint, claim or notice, or written threat thereof, received by CBT or any Subsidiary alleging any such infringement, violation or misappropriation; and CBT has provided to HPFS an opportunity to review complete and accurate copies of all written documentation in the possession of CBT or any Subsidiary relating to any such complaint, claim, notice or threat. CBT has provided to HPFS an opportunity to review complete and accurate copies of all written documentation in CBT's possession relating to claims or disputes known to CBT concerning any CBT Intellectual Property.

          (d) Section 4.18(d) of the CBT Disclosure Schedule identifies each license or other agreement pursuant to which CBT or a Subsidiary has licensed, distributed or otherwise granted any rights to any third party with respect to, any CBT Intellectual Property. Except as described in Section 4.18(d) of the CBT Disclosure Schedule, neither CBT nor any Subsidiary has agreed to indemnify any person or entity against any infringement, violation or misappropriation of any Intellectual Property rights with respect to any Customer Deliverables.

          (e) Section 4.18(e) of the CBT Disclosure Schedule identifies each item of CBT Intellectual Property that is owned by a party other than CBT or a Subsidiary, and the license or agreement pursuant to which CBT or a Subsidiary uses it (excluding off-the-shelf software programs licensed by CBT pursuant to "shrink wrap" licenses).

          (f) Neither CBT nor any Subsidiary has disclosed the source code for the Software or other confidential information constituting, embodied in or pertaining to the Software to any person or entity, except pursuant to the agreements listed in Section 4.18(f) of the CBT Disclosure Schedule, and CBT has taken reasonable measure to prevent disclosure of such source code.

          (g) All of the copyrightable materials (including Software) incorporated in or bundled with the Customer Deliverables have been created by employees of CBT or a Subsidiary

                              Page 23 of 50 Pages


within the scope of their employment by CBT or a Subsidiary or by independent contractors of CBT or a Subsidiary who have executed agreements expressly assigning all right, title and interest in such copyrightable materials to CBT or a Subsidiary. No portion of such copyrightable materials was jointly developed with any third party.

          (h) The Customer Deliverables and the Internal Systems are free from significant defects or programming errors and conform in all material respects to the written documentation and specifications therefor.

          (i) As used in this Agreement:

          "CBT INTELLECTUAL PROPERTY" shall mean the Intellectual Property owned by or licensed to CBT or a Subsidiary and covering, incorporated in, underlying or used in connection with the Customer Deliverables or the Internal Systems.

          "CUSTOMER DELIVERABLES" shall mean (a) the products that CBT or any Subsidiary (i) currently manufactures, markets, sells or licenses, or (ii) has manufactured, marketed, sold or licensed within the previous year, or (iii) currently plans to manufacture, market, sell or license in the future and (b) the services that CBT or any Subsidiary (i) currently provides, or (ii) has provided within the previous year, or (iii) currently plans to provide in the future.

          "INTELLECTUAL PROPERTY" shall mean all:

          (a) patents, patent applications, patent disclosures and all related continuation, continuation-in-part, divisional, reissue, reexamination, utility model, certificate of invention and design patents, patent applications, registrations and applications for registrations;

          (b) trademarks, service marks, trade dress, Internet domain names, logos, trade names and corporate names and registrations and applications for registration thereof;

          (c) copyrights and registrations and applications for registration thereof;

          (d) mask works and registrations and applications for registration thereof;

          (e) computer software, data and documentation;

          (f) inventions, trade secrets and confidential business information, whether patentable or nonpatentable and whether or not reduced to practice, know-how, manufacturing and product processes and techniques, research and development information, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information;

          (g) other proprietary rights relating to any of the foregoing (including remedies against infringements thereof and rights of protection of interest therein under the laws of all jurisdictions); and

          (h) copies and tangible embodiments thereof.

                              Page 24 of 50 Pages


          "INTERNAL SYSTEMS" shall mean the internal systems of CBT or any Subsidiary that are used in its business or operations, including computer hardware systems, software applications and embedded systems.

          "SOFTWARE" shall mean any of the software owned by CBT or a Subsidiary.

          SECTION 4.19. INVENTORY. All inventory of CBT and the Subsidiaries, whether or not reflected on the Interim Balance Sheet, consists of a quality and quantity usable and saleable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been written-off or written-down to net realizable value on the Interim Balance Sheet. All inventories not written-off have been priced at the lower of cost or market. The quantities of each type of inventory, whether raw materials, work-in-process or finished goods, are not excessive in the present circumstances of CBT and the Subsidiaries.

          SECTION 4.20. CONTRACTS.

          (a) Section 4.20 of the CBT Disclosure Schedule lists the following agreements (written or oral) to which CBT or any Subsidiary is a party as of the date of this Agreement:

               (i) any agreement (or group of related agreements) for the lease of personal property from or to third parties providing for lease payments in excess of $100,000 per annum or having a remaining term longer than 12 months;

               (ii) any agreement (or group of related agreements) for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one year, (B) which involves more than the sum of $100,000, or (C) in which CBT or any Subsidiary has granted manufacturing rights, "most favored nation" pricing provisions or marketing or distribution rights relating to any products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

               (iii) any agreement concerning the establishment or operation of a partnership, joint venture or limited liability company;

               (iv) any agreement (or group of related agreements) under which it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness (including capitalized lease obligations) involving more than $100,000 or under which it has imposed (or may impose) an Encumbrance on any of its assets, tangible or intangible;

               (v) any agreement for the disposition of any significant portion of the assets or business of CBT or any Subsidiary (other than sales of products in the ordinary course of business) or any agreement for the acquisition of the assets or business of any other entity (other than purchases of inventory or components in the ordinary course of business);

                              Page 25 of 50 Pages


               (vi) any agreement concerning noncompetition;

               (vii) any employment or consulting agreement;

               (viii) any agreement involving any current or former officer, director or stockholder of CBT or an Affiliate (as defined in Rule 12b-2 under the Exchange Act) thereof;

               (ix) any agreement under which the consequences of a default or termination would reasonably be expected to have a CBT Material Adverse Effect;

               (x) any agreement which contains any provisions requiring CBT or any Subsidiary to indemnify any other party (excluding indemnities contained in agreements for the purchase, sale or license of products entered into in the ordinary course of business); and

               (xi) any other agreement (or group of related agreements) either involving more than $100,000 or not entered into in the ordinary course of business.

          (b) CBT has provided to HPFS an opportunity to review complete and accurate copy of each agreement listed in Section 4.17, Section 4.18 or Section
4.20 of the CBT Disclosure Schedule. With respect to each agreement so listed:
(i) the agreement is legal, valid, binding and enforceable and in full force and effect; (ii) the agreement will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing; and (iii) neither CBT nor any Subsidiary nor, to the knowledge of CBT, any other party, is in breach or violation of, or default under, any such agreement, and no event has occurred, is pending or, to the knowledge of CBT, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by CBT or any Subsidiary or, to the knowledge of CBT, any other party under such agreement.

          SECTION 4.21. ACCOUNTS RECEIVABLE. All accounts receivable of CBT and the Subsidiaries reflected on the Interim Balance Sheet (other than those paid since such date) are valid receivables subject to no setoffs or counterclaims and are current and collectible (within 90 days after the date on which it first became due and payable), net of the applicable reserve for bad debts on the Interim Balance Sheet. A complete and accurate list of the accounts receivable reflected on the Interim Balance Sheet, showing the aging thereof, is included in Section 4.21 of the CBT Disclosure Schedule. All accounts receivable of CBT and the Subsidiaries that have arisen since June 30, 2002, are valid receivables subject to no setoffs or counterclaims and are collectible (within 90 days after the date on which it first became due and payable), net of a reserve for bad debts in an amount proportionate to the reserve shown on the Interim Balance Sheet. Neither CBT nor any Subsidiary has received any written notice from an account debtor stating that any account receivable in an amount in excess of $100,000 is subject to any contest, claim or setoff by such account debtor.

                              Page 26 of 50 Pages


          SECTION 4.22. POWERS OF ATTORNEY. There are no outstanding powers of attorney executed on behalf of CBT or any Subsidiary.

          SECTION 4.23. INSURANCE. Section 4.23 of the CBT Disclosure Schedule lists each insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which CBT or any Subsidiary is a party, all of which are in full force and effect. Such insurance policies are of the type and in amounts customarily carried by organizations conducting businesses or owning assets similar to those of CBT and the Subsidiaries. There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid, neither CBT nor any Subsidiary may be liable for retroactive premiums or similar payments, and CBT and the Subsidiaries are otherwise in compliance in all material respects with the terms of such policies. CBT has no knowledge of any threatened termination of, or premium increase with respect to, any such policy. Each such policy will continue to be enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.

          SECTION 4.24. LITIGATION. Except as disclosed in Section 4.24 of the CBT Disclosure Schedule, there is no action, suit, proceeding, claim, arbitration or investigation before any governmental entity or before any arbitrator (a "Legal Proceeding") which is pending or has been threatened in writing against CBT or any Subsidiary which (a) seeks either damages in excess of $100,000 or equitable relief or (b) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. There are no judgments, orders or decrees outstanding against CBT or any Subsidiary.

          SECTION 4.25. WARRANTIES. No product or service manufactured, sold, leased, licensed or delivered by CBT or any Subsidiary is subject to any guaranty,warranty, right of return, right of credit or other indemnity other than (i) the applicable standard terms and conditions of sale or lease of CBT or the appropriate Subsidiary, which are set forth in Section 4.25 of the CBT Disclosure Schedule and (ii) manufacturers' warranties for which neither CBT nor any Subsidiary has any liability. Section 4.25 of the CBT Disclosure Schedule sets forth the aggregate expenses incurred by CBT and the Subsidiaries in fulfilling their obligations under their guaranty, warranty, right of return and indemnity provisions during the fiscal year and the interim period covered by the Financial Statements; and CBT does not know of any reason why such expenses should significantly increase as a percentage of sales in the future.

          SECTION 4.26. EMPLOYEES.

          (a) Section 4.26 of the CBT Disclosure Schedule contains a list of all employees of CBT and each Subsidiary whose annual rate of compensation exceeds $100,000 per year, along with the position and the annual rate of compensation of each such person. Each current or past employee of CBT or any Subsidiary has entered into a confidentiality agreement with CBT

                              Page 27 of 50 Pages


or such Subsidiary, a copy or form of which HPFS has had the opportunity to review. Section 4.26 of the CBT Disclosure Schedule contains a list of all employees of CBT or any Subsidiary who are a party to a non-competition agreement with CBT or any Subsidiary; and HPFS has had an opportunity to review such agreements. All of the agreements referenced in the two preceding sentences will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing. Section 4.26 of the CBT Disclosure Schedule contains a list of all employees of CBT or any Subsidiary who are not citizens of the United States. To the knowledge of CBT, no key employee or group of employees has any plans to terminate employment with CBT or any Subsidiary.

          (b) Neither CBT nor any Subsidiary is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. CBT has no knowledge of any organizational effort made or threatened, either currently or within the past year, by or on behalf of any labor union with respect to employees of CBT or any Subsidiary.

          SECTION 4.27. EMPLOYEE BENEFITS.

          (a) Section 4.27(a) of the CBT Disclosure Schedule contains a complete and accurate list of all CBT Plans. HPFS has had the opportunity to review complete and accurate copies of (i) all CBT Plans which have been reduced to writing, (ii) written summaries of all unwritten CBT Plans, (iii) all related trust agreements, insurance contracts and summary plan descriptions, and (iv) all annual reports filed on IRS Form 5500, 5500C or 5500R and (for all funded plans) all plan financial statements for the last year for each CBT Plan.

          (b) Each CBT Plan has been administered in all material respects in accordance with its terms and each of CBT, the Subsidiaries and the ERISA Affiliates has in all material respects met its obligations with respect to each CBT Plan and has made all required contributions thereto. CBT, each Subsidiary, each ERISA Affiliate and each CBT Plan are in compliance in all material respects with the currently applicable provisions of ERISA and the Code and the regulations thereunder (including Section 4980 B of the Code, Subtitle K, Chapter 100 of the Code and Sections 601 through 608 and Section 701 et seq. of ERISA). All filings and reports as to each CBT Plan required to have been submitted to the Internal Revenue Service or to the United States Department of Labor have been duly submitted. No CBT Plan has assets that include securities issued by CBT or any ERISA Affiliate.

          (c) There are no Legal Proceedings (except claims for benefits payable in the normal operation of the CBT Plans and proceedings with respect to qualified domestic relations orders) against or involving any CBT Plan or asserting any rights or claims to benefits under any CBT Plan that could give rise to any material liability.

          (d) All the CBT Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the Internal Revenue Service to the effect that such CBT Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination

                              Page 28 of 50 Pages


letter has been revoked and revocation has not been threatened, and no such CBT Plan has been amended since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would adversely affect its qualification or materially increase its cost. Each CBT Plan which is required to satisfy Section 401(k)(3) or Section 401(m)(2) of the Code has been tested for compliance with, and satisfies the requirements of
Section 401(k)(3) and Section 401(m)(2) of the Code for each plan year ending prior to the Closing Date.

          (e) Neither CBT, any Subsidiary, nor any ERISA Affiliate has ever maintained an Employee Benefit Plan subject to Section 412 of the Code or Title IV of ERISA.

          (f) At no time has CBT, any Subsidiary or any ERISA Affiliate been obligated to contribute to any "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA).

          (g) There are no unfunded obligations under any CBT Plan providing benefits after termination of employment to any employee of CBT or any Subsidiary (or to any beneficiary of any such employee), including but not limited to retiree health coverage and deferred compensation, but excluding continuation of health coverage required to be continued under Section 4980B of the Code or other applicable law and insurance conversion privileges under state law. The assets of each CBT Plan which is funded are reported at their fair market value on the books and records of such CBT Plan.

          (h) No act or omission has occurred and no condition exists with respect to any CBT Plan that would subject CBT, any Subsidiary or any ERISA Affiliate to (i) any material fine, penalty, tax or liability of any kind imposed under ERISA or the Code or (ii) any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any CBT Plan.

          (i) No CBT Plan is funded by, associated with or related to a "voluntary employee's beneficiary association" within the meaning of Section 501(c)(9) of the Code.

          (j) Each CBT Plan is amendable and terminable unilaterally by CBT at any time without liability or expense to CBT or such CBT Plan as a result thereof (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto) and no CBT Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits CBT from amending or terminating any such CBT Plan.

          (k) Section 4.27(k) of the CBT Disclosure Schedule sets forth the policy of CBT and any Subsidiary with respect to accrued vacation, accrued sick time and earned time off and the amount of such liabilities as of June 30, 2002.

          (l) As used in this Agreement:

          "CBT PLAN" shall mean any Employee Benefit Plan maintained, or contributed to, by CBT, any Subsidiary or any ERISA Affiliate.

                              Page 29 of 50 Pages


          "EMPLOYEE BENEFIT PLAN" shall mean any "employee pension benefit plan" (as defined in Section 3(2) of ERISA), any "employee welfare benefit plan" (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

          "ERISA AFFILIATE" shall mean any entity which is, or at any applicable time was, a member of (1) a controlled group of corporations (as defined in Section 414(b) of the Code), (2) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (3) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included CBT or a Subsidiary.

          SECTION 4.28. ENVIRONMENTAL MATTERS.

          (a) Each of CBT and the Subsidiaries has complied with all applicable Environmental Laws. There is no pending or, to the knowledge of CBT, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Entity, relating to any Environmental Law involving CBT or any Subsidiary.

          (b) Neither CBT nor any Subsidiary has any liabilities or obligations arising from the release of any Materials of Environmental Concern into the environment.

          (c) Neither CBT nor any Subsidiary is a party to or bound by any court order, administrative order, consent order or other agreement between CBT and any Governmental Entity entered into in connection with any legal obligation or liability arising under any Environmental Law.

          (d) Set forth in Section 4.28(d) of the CBT Disclosure Schedule is a list of all documents (whether in hard copy or electronic form) that contain any environmental reports, investigations and audits relating to premises currently or previously owned or operated by CBT or a Subsidiary (whether conducted by or on behalf of CBT or a Subsidiary or a third party, and whether done at the initiative of CBT or a Subsidiary or directed by a Governmental Entity or other third party) which CBT has possession of or access to. HPFS has been provided an opportunity to review a complete and accurate copy of each such document.

          (e) CBT is not aware of any material environmental liability of any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by CBT or any Subsidiary.

          (f) As used in this Agreement:

                              Page 30 of 50 Pages


          "CERCLA" shall mean the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

          "GOVERNMENTAL ENTITY" shall mean any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency.

          "ENVIRONMENTAL LAW" shall mean any federal, state or local law, statute, rule, order, directive, judgment, Permit or regulation or the common law relating to the environment, occupational health and safety, or exposure of persons or property to Materials of Environmental Concern, including any statute, regulation, administrative decision or order pertaining to: (i) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release, threatened release, or accidental release into the environment, the workplace or other areas of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (v) transfer of interests in or control of real property which may be contaminated; (vi) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (vii) the protection of wild life, marine life and wetlands, and endangered and threatened species; (viii) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (ix) health and safety of employees and other persons. As used above, the term "release" shall have the meaning set forth in CERCLA.

          "MATERIALS OF ENVIRONMENTAL CONCERN" shall mean any: pollutants, contaminants or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), or any other material (or article containing such material) listed or subject to regulation under any law, statute, rule, regulation, order, Permit, or directive due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

          SECTION 4.29. LEGAL COMPLIANCE. Each of CBT and the Subsidiaries is currently conducting, and have at all times since August 1, 2001 conducted, their respective businesses in compliance with each applicable law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Entity, except for any violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a CBT Material Adverse Effect. Neither CBT nor any Subsidiary has received any notice or communication from any Governmental Entity alleging noncompliance with any applicable law, rule or regulation.

          SECTION 4.30. CUSTOMERS AND SUPPLIERS. Section 4.30 of the CBT Disclosure Schedule sets forth a list of (a) each customer that accounted for more than 10% of the

                              Page 31 of 50 Pages


consolidated revenues of CBT during the last full fiscal year or the interim period through June 30, 2002, and the amount of revenues accounted for by such customer during each such period and (b) each supplier that is the sole supplier of any significant product or service to CBT or a Subsidiary. To the knowledge of CBT, no such customer or supplier has indicated within the past year that it will stop, or decrease the rate of, buying products or supplying products, as applicable, to CBT or any Subsidiary. No unfilled customer order or commitment obligating CBT or any Subsidiary to process, manufacture or deliver products or perform services will result in a loss to CBT or any Subsidiary upon completion of performance. No purchase order or commitment of CBT or any Subsidiary is in excess of normal requirements, nor are prices provided therein in excess of current market prices for the products or services to be provided thereunder.

          SECTION 4.31. PERMITS. Section 4.31 of the CBT Disclosure Schedule sets forth a list of all permits, licenses, registrations, certificates, orders, approvals, franchises, variances and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property) ("Permits") issued to or held by CBT or any Subsidiary. Such listed Permits are the only Permits that are required for CBT and the Subsidiaries to conduct their respective businesses as presently conducted or as proposed to be conducted. Each such Permit is in full force and effect; CBT or the applicable Subsidiary is in material compliance with the terms of each such Permit; and, to the knowledge of CBT, no suspension or cancellation of such Permit is threatened and there is no basis for believing that such Permit will not be renewable upon expiration. Each such Permit will continue in full force and effect immediately following the Closing.

          SECTION 4.32. CERTAIN BUSINESS RELATIONSHIPS WITH AFFILIATES. No Affiliate of CBT or of any Subsidiary (a) owns any property or right, tangible or intangible, which is used in the business of CBT or any Subsidiary, (b) has any claim or cause of action against CBT or any Subsidiary, or (c) owes any money to, or is owed any money by, CBT or any Subsidiary. Section 4.29 of the CBT Disclosure Schedule describes any transactions or relationships between CBT or a Subsidiary and any Affiliate thereof which occurred or have existed since the beginning of the time period covered by the Financial Statements.

          SECTION 4.33. BROKERS' FEES. Neither CBT nor any Subsidiary has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

          SECTION 4.34. DISCLOSURE. No representation or warranty by CBT contained in this Agreement, and no statement contained in the CBT Disclosure Schedule or any other document, certificate or other instrument delivered or to be delivered by or on behalf of CBT pursuant to the terms of this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

                              Page 32 of 50 Pages


          SECTION 4.35. REORGANIZATION. CBT represents that it has no present intention to file a petition involving NaviSite for reorganization pursuant to the Bankruptcy Code.

          SECTION 4.36. NAVISITE NON-PUBLIC INFORMATION. CBT acknowledges that HPFS may have material non-public information concerning NaviSite.



                                   ARTICLE V
                    Conditions Precedent; Related Covenants
                    ---------------------------------------

          SECTION 5.1. CLOSING EFFORTS. Each of the parties hereto shall use its commercially reasonable efforts ("Reasonable Efforts") to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including using its Reasonable Efforts to ensure that (i) its representations and warranties remain true and correct in all material respects through the Closing Date and (ii) the conditions to the obligations of the other parties to consummate the transaction are satisfied.

          SECTION 5.2. GOVERNMENTAL AND THIRD-PARTY NOTICES AND CONSENTS.

          (a) Each party shall use its Reasonable Efforts to obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities, and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such party to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable laws and regulations in connection with the consummation of the transactions contemplated by this Agreement.

          (b) Nothing in this Agreement nor the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to assign the Note unless and until any necessary consents shall have been obtained. HPFS shall use Reasonable Efforts to cooperate with CBT at its request in endeavoring to obtain such consents promptly; provided, that such cooperation shall not require HPFS to make any payment to obtain any such consent.

          SECTION 5.3. ACCESS TO INFORMATION. CBT shall (and shall cause each of its Subsidiaries to) permit representatives of HPFS to have full access (upon reasonable notice and at a reasonable time, and in a manner so as not to interfere with its normal business operations) to all premises, properties, financial, tax and accounting records (including the work papers of CBT's independent accountants), contracts, other records and documents, and personnel, of or pertaining to such CBT and each of its Subsidiaries.

          SECTION 5.4. NOTICE OF BREACHES. From the date of this Agreement until the Closing, CBT, on the one hand, and HPFS, on the other hand, shall promptly deliver to the other Party supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation, warranty or statement in this Agreement or the CBT Disclosure Schedule, as the case may be, inaccurate or incomplete at any time after the date of this Agreement until the Closing. No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any

                              Page 33 of 50 Pages


representation, warranty or statement in this Agreement or the CBT Disclosure Schedule, as the case may be.

          SECTION 5.5. CONDITIONS PRECEDENT TO OBLIGATIONS OF ALL PARTIES. The respective obligations of each party to this Agreement shall be subject to the fulfillment, at or prior to the Closing Date, to the following conditions, or waiver by such party:

          (a) LEGALITY. At the time of the Closing, the transactions contemplated by this Agreement shall be legally permitted by all applicable Legal Requirements and Orders.

          (b) ABSENCE OF PROCEEDINGS TO RESTRAIN CONSUMMATION OF THE AGREEMENT. No judgment, injunction or order shall have been entered restraining or prohibiting the transactions contemplated by this Agreement.

          (c) REQUISITE APPROVALS. All authorizations, consents, orders or approvals of, or declarations or filings with any governmental entity required for the consummation of the transaction contemplated by this Agreement shall have been filed, occurred or been obtained.

          SECTION 5.6. CONDITIONS PRECEDENT TO OBLIGATIONS OF CBT. The obligation of CBT to purchase Shares and the Note and to assume the Security Agreements at the Closing is subject to the fulfillment of each of the following conditions:

          (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of HPFS set forth in this Agreement that are qualified as to materiality shall be true and correct in all respects, and all other representations and warranties of HPFS set forth in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct as of such date).

          (b) PERFORMANCE. HPFS shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

          (c) LEGAL OPINION. CBT shall have received an opinion dated as of the Closing Date of Mr. Stuart Souther, in-house counsel to HPFS, as to the matters substantially in the form attached hereto as Exhibit B.

          (d) HPFS CERTIFICATE. HPFS shall deliver to CBT a certificate, signed by an appropriate officer, to the effect that each of the conditions specified in clauses (a) and (b) of this Section 5.6 is satisfied in all respects.

          (e) OTHER AGREEMENT. HPFS, CBT, CMGI and ClearBlue Atlantic, LLC shall have entered into that certain Shareholders Agreement substantially in the form attached hereto as Exhibit A.

                              Page 34 of 50 Pages


          (f) INTER-COMPANY SETTLEMENT. Except for the Note, HPFS and NaviSite shall have settled all outstanding obligations to the reasonable satisfaction of CBT one day prior to the Closing.

          (g) MATERIAL ADVERSE CHANGE AT NAVISITE. There shall not have occurred any material adverse change, event, circumstance or development with respect to, or material adverse effect on, the business, assets, liabilities, capitalization, prospects, condition (financial or other), or results of operations of NaviSite and its Subsidiaries, taken as a whole (other than changes, events, circumstances or developments that are the result of economic factors affecting the economy as a whole or that are the result of factors generally affecting the industry or specific markets in which NaviSite competes), except to the extent of the transactions contemplated under this
Section 5.6 and by the CMGI Agreement.

          (h) CONSENT OF LANDLORD. 400 Minuteman Limited Partnership shall have consented to the satisfaction of the parties hereto to the assignment of the Lease, dated May 14, 1999, between 400 Minuteman Limited Partnership and NaviSite, as amended.

          (i) CONSENT OF CMGI AND NAVISITE. CMGI and NaviSite shall have consented to the satisfactionof the parties hereto the transactions contemplated by this Agreement.

          SECTION 5.7. CONDITIONS PRECEDENT TO OBLIGATIONS OF HPFS. The obligations of HPFS to CBT shall be subject to the fulfillment, at or prior to the Closing, of the following conditions:

          (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of CBT set forth in Section 4.7 and any representations and warranties of CBT set forth in this Agreement that are qualified as to materiality shall be true and correct in all respects, and all other representations and warranties of CBT set forth in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct as of such date).

          (b) PERFORMANCE. CBT shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing Date.

          (c) LEGAL OPINION. HPFS shall have received an opinion dated as of the Closing Date of Heller Ehrman White & McAuliffe LLP, counsel to CBT, as to the matters substantially in the form attached hereto as Exhibit C.

          (d) CBT CERTIFICATE. CBT shall deliver to HPFS a certificate, signed by an appropriate officer, to the effect that each of the conditions specified in clauses (a) and (b) of this Section 5.7 is satisfied in all respects.

                              Page 35 of 50 Pages


          (e) OTHER AGREEMENT. HPFS, CBT and ClearBlue Atlantic, LLC shall have entered into that certain Shareholders Agreement substantially in the form attached hereto as Exhibit A.

          (f) MATERIAL ADVERSE CHANGE AT CBT. There shall not have occurred any material adverse change, event, circumstance or development with respect to, or material adverse effect on, the business, assets, liabilities, capitalization, prospects, condition (financial or other), or results of operations of CBT and its subsidiaries, taken as a whole (other than changes, events, circumstances or developments that are the result of economic factors affecting the economy as a whole or that are the result of factors generally affecting the industry or specific markets in which CBT competes), except to the extent of the transactions contemplated under this Section 5.7 and by the CMGI Agreement.

          (g) CONSENT. 400 Minuteman Limited Partnership shall have consented to the satisfaction of the parties hereto to the assignment of the Lease, dated May 14, 1999, between 400 Minuteman Limited Partnership and NaviSite, as amended.

          (h) CONSENT OF CMGI AND NAVISITE. CMGI and NaviSite shall have consented to the satisfactionof the parties hereto to the transactions contemplated by this Agreement.

          SECTION 5.8. NON-SOLICITATION. From the date of this Agreement until the earlier of (i) the Closing Date and (ii) the termination of this Agreement in accordance with Article VI hereof, HPFS will not, directly or indirectly, through any officer, director, agent, partner, employee or otherwise solicit, initiate or encourage submission, or any continued or renewed interest from any other person, of any proposal or offer from any person, group or entity relating to any acquisition of the Shares or the Note, will not participate in any negotiations or discussions regarding or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage any effort or attempt by any other person to do or seek such acquisition or other transaction involving the Shares or the Note.



                                   ARTICLE VI
                                  Termination
                                  -----------

          SECTION 6.1. TERMINATION BY MUTUAL CONSENT. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing by the written consent of each party hereto.

          SECTION 6.2. TERMINATION BY EITHER HPFS OR CBT. This Agreement may be terminated (upon written notice from the terminating party hereto to the other party hereto) and the transactions contemplated hereby may be abandoned by action of any party hereto, if (a) the Closing shall not have occurred on or prior to September 16, 2002, or (b) any Federal, state or local government or any court, administrative agency or commission or other governmental authority or agency, domestic or foreign shall have issued a Legal Requirement or Order

                              Page 36 of 50 Pages


permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and such Legal Requirement or Order shall have become final and nonappealable.

          SECTION 6.3. EFFECT OF TERMINATION AND ABANDONMENT. In the event of termination of this Agreement pursuant to this Article VI hereof, no party hereto or, its directors or officers or other controlling persons shall have any liability or further obligation to any other party hereto pursuant to this Agreement, except that Article VIII hereof shall survive termination of this Agreement and nothing herein will relieve any party hereto from liability for any breach of this Agreement occurring prior to such termination.



                                  ARTICLE VII
                                Indemnification
                                ---------------

          SECTION 7.1. INDEMNIFICATION BY CBT. CBT shall indemnify HPFS and its representatives, stockholders, directors, officers and Affiliates in respect of, and hold them harmless against, any and all Damages arising, directly or indirectly, from or in connection with:

          (a) any breach, as of the date of this Agreement or as of the Closing Date, of any representation or warranty of CBT contained in this Agreement or any other agreement or instrument furnished by CBT to HPFS pursuant to this Agreement; and

          (b) any failure to perform any covenant or agreement of CBT contained in this Agreement or any agreement or instrument furnished by CBT to HPFS pursuant to this Agreement.

          SECTION 7.2. INDEMNIFICATION BY HPFS. HPFS shall indemnify CBT and its representatives, stockholders, directors, officers and Affiliates in respect of, and hold them harmless against, any and all Damages arising, directly or indirectly, from or in connection with:

          (a) any breach, as of the date of this Agreement or as of the Closing Date, of any representation or warranty of HPFS contained in this Agreement or any other agreement or instrument furnished by HPFS to CBT pursuant to this Agreement;

          (b) any failure to perform any covenant or agreement of HPFS in this Agreement or any agreement or instrument furnished by HPFS to CBT pursuant to this Agreement.

          SECTION 7.3. INDEMNIFICATION CLAIMS.

          (a) An Indemnified Party shall give written notification to the Indemnifying Party of the commencement of any third party action ("Third Party Action"). Such notification shall be given within 20 days after receipt by the Indemnified Party of written notice of such Third Party Action, and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third Party Action and the amount of the claimed damages; provided, however, that no delay or failure on the part of the Indemnified

                              Page 37 of 50 Pages


Party in so notifying the Indemnifying Party shall relieve the Indemnifying Party of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such failure. Within 20 days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Third Party Action with counsel reasonably satisfactory to the Indemnified Party; provided that (i) the Indemnifying Party may only assume control of such defense if (A) it acknowledges in writing to the Indemnified Party that any damages, fines, costs or other liabilities that may be assessed against the Indemnified Party in connection with such Third Party Action constitute Damages for which the Indemnified Party shall be indemnified pursuant to this Article VII and (B) the ad damnum is less than or equal to the amount of Damages for which the Indemnifying Party is liable under this Article VII and (ii) the Indemnifying Party may not assume control of the defense of Third Party Action involving criminal liability or in which equitable relief is sought against the Indemnified Party. If the Indemnifying Party does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third Party Action, the Indemnified Party shall control such defense. The non-controlling party may participate in such defense at its own expense. The controlling party shall keep the non-controlling party advised of the status of such Third Party Action and the defense thereof and shall consider in good faith recommendations made by the non-controlling party with respect thereto. The non-controlling party shall furnish the controlling party with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the controlling party in the defense of such Third Party Action. The fees and expenses of counsel to the Indemnified Party with respect to a Third Party Action shall be considered Damages for purposes of this Agreement if (i) the Indemnified Party controls the defense of such Third Party Action pursuant to the terms of this Section 7.3(a) or (ii) the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to such Third Party Action. The Indemnifying Party shall not agree to any settlement of, or the entry of any judgment arising from, any Third Party Action without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed; provided that the consent of the Indemnified Party shall not be required if the Indemnifying Party agrees in writing to pay any amounts payable pursuant to such settlement or judgment and such settlement or judgment includes a complete release of the Indemnified Party from further liability and has no other adverse effect on the Indemnified Party. The Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Action without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, conditioned or delayed.

          (b) In order to seek indemnification under this Article VII, an Indemnified Party shall deliver a Claim Notice to the Indemnifying Party.

          (c) Within 20 days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a Response, in which the Indemnifying Party shall: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case the

                              Page 38 of 50 Pages


Response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Claimed Amount, by check or by wire transfer, (ii)agree that the Indemnified Party is entitled to receive the agreed amount (in which case the Response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the agreed amount, by check or by wire transfer or
(iii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount.

          (d) During the 30-day period following the delivery of a Response that reflects a Dispute, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve the Dispute. If the Dispute is not resolved within such 30-day period, the Indemnifying Party and the Indemnified Party shall discuss in good faith the submission of the Dispute to binding arbitration, and if the Indemnifying Party and the Indemnified Party agree in writing to submit the Dispute to such arbitration, then the provisions of Section 7.3(e) shall become effective with respect to such Dispute. The provisions of this Section 7.3(d) shall not obligate the Indemnifying Party and the Indemnified Party to submit to arbitration or any other alternative dispute resolution procedure with respect to any Dispute, and in the absence of an agreement by the Indemnifying Party and the Indemnified Party to arbitrate a Dispute, such Dispute shall be resolved in a state or federal court sitting in the State of New York, in accordance with Section 8.10.

          (e) If, as set forth in Section 7.3(d), the Indemnified Party and the Indemnifying Party agree to submit any Dispute to binding arbitration, the arbitration shall be conducted by a single arbitrator (the "Arbitrator") in accordance with the Commercial Rules in effect from time to time and the following provisions:

               (i) In the event of any conflict between the Commercial Rules in effect from time to time and the provisions of this Agreement, the provisions of this Agreement shall prevail and be controlling.

               (ii) The parties shall commence the arbitration by jointly filing a written submission with the New York, New York office of the AAA in accordance with Commercial Rule 5 (or any successor provision).

               (iii) No depositions or other discovery shall be conducted in connection with the arbitration.

               (iv) Not later than 30 days after the conclusion of the arbitration hearing, the Arbitrator shall prepare and distribute to the parties a writing setting forth the arbitral award and the Arbitrator's reasons therefor. Any award rendered by the Arbitrator shall be final, conclusive and binding upon the parties, and judgment thereon may be entered and enforced in any court of competent jurisdiction (subject to Section 8.10), provided that the Arbitrator shall have no power or authority to grant injunctive relief, specific performance or other equitable relief.

               (v) The Arbitrator shall have no power or authority, under the Commercial Rules or otherwise, to (x) modify or disregard any provision of this

                              Page 39 of 50 Pages


Agreement, including the provisions of this Section 7.3(e), or (y) address or resolve any issue not submitted by the parties.

               (vi) In connection with any arbitration proceeding pursuant to this Agreement, each party shall bear its own costs and expenses, except that the fees and costs of the AAA and the Arbitrator, the costs and expenses of obtaining the facility where the arbitration hearing is held, and such other costs and expenses as the Arbitrator may determine to be directly related to the conduct of the arbitration and appropriately borne jointly by the parties (which shall not include any party's attorneys' fees or costs, witness fees (if any), costs of investigation and similar expenses) shall be shared equally by the Indemnified Party and the Indemnifying Party.

          (f) Notwithstanding the other provisions of this Section 7.3, if a third party asserts (other than by means of a lawsuit) that an Indemnified Party is liable to such third party for a monetary or other obligation which may constitute or result in Damages for which such Indemnified Party may be entitled to indemnification pursuant to this Article VII, and such Indemnified Party reasonably determines that it has a valid business reason to fulfill such obligation, then (i) such Indemnified Party shall be entitled to satisfy such obligation, without prior notice to or consent from the Indemnifying Party, (ii) such Indemnified Party may subsequently make a claim for indemnification in accordance with the provisions of this Article VII, and (iii) such Indemnified Party shall be reimbursed, in accordance with the provisions of this Article VII, for any such Damages for which it is entitled to indemnification pursuant to this Article VII (subject to the right of the Indemnifying Party to dispute the Indemnified Party's entitlement to indemnification, or the amount for which it is entitled to indemnification, under the terms of this Article VII).

          SECTION 7.4. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties that are covered by the indemnification agreements in Section 7.1(a) and Section 7.2(a) shall (a) survive the Closing and (b) shall expire on the date two years following the Closing Date, except that (i) the representations and warranties set forth in Sections 3.1, 3.2, 4.1, 4.2, 4.7 and 4.8 shall survive the Closing without limitation and (ii) the representations and warranties set forth in Sections 4.14 and 4.25 shall survive until 30 days following expiration of all statutes of limitation applicable to the matters referred to therein. If an Indemnified Party delivers to an Indemnifying Party, before expiration of a representation or warranty, either a Claim Notice based upon a breach of such representation or warranty, or an Expected Claim Notice based upon a breach of such representation or warranty, then the applicable representation or warranty shall survive until, but only for purposes of, the resolution of the matter covered by such notice. If the legal proceeding or written claim with respect to which an Expected Claim Notice has been given is definitively withdrawn or resolved in favor of the Indemnified Party, the Indemnified Party shall promptly so notify the Indemnifying Party. The rights to indemnification set forth in this Article VII shall not be affected by (i) any investigation conducted by or on behalf of an Indemnified Party or any knowledge acquired (or capable of being acquired) by an Indemnified Party, whether before or after the date of this Agreement or the Closing Date, with respect to the inaccuracy or noncompliance with any representation, warranty, covenant or obligation which is the subject of indemnification hereunder or (ii) any waiver by an Indemnified

                              Page 40 of 50 Pages


Party of any closing condition relating to the accuracy of representations and warranties or the performance of or compliance with agreements and covenants.

          SECTION 7.5. LIMITATIONS.

          (a) Notwithstanding anything to the contrary herein, (i) the aggregate liability of the Indemnifying Parties for Damages under Section 7.1(a) and 7.2(a) shall not exceed $10,000,000, and (ii) the Indemnifying Parties shall be liable for only that portion of the aggregate Damages under Section 7.1(a) or 7.2(a) for which they would otherwise be liable which exceeds $250,000.

          (b) Except with respect to claims based on fraud, after the Closing, the rights of the Indemnified Parties under this Article VII shall be the exclusive remedy of the Indemnified Parties with respect to claims resulting from or relating to any misrepresentation, breach of warranty or failure to perform any covenant or agreement contained in this Agreement.

          (c) As used in this Agreement:

          "CLAIM NOTICE" shall mean written notification which contains (i) a description of the Damages incurred or reasonably expected to be incurred by the Indemnified Party and the Claimed Amount of such Damages, to the extent then known, (ii) a statement that the Indemnified Party is entitled to indemnification under Article VII for such Damages and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages.

          "CLAIMED AMOUNT" shall mean the amount of any Damages incurred or reasonably expected to be incurred by the Indemnified Party.

          "DAMAGES" shall mean any and all debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), diminution in value, monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation), other than those costs and expenses of arbitration of a Dispute which are to be shared equally by the Indemnified Party and the Indemnifying Party as set forth in Section 7.3(e)(vi).

          "DISPUTE" shall mean the dispute resulting if the Indemnifying Party in a Response disputes its liability for all or part of the Claimed Amount.

          "EXPECTED CLAIM NOTICE" shall mean a notice that, as a result of a legal proceeding instituted by or written claim made by a third party, an Indemnified Party reasonably expects to incur Damages for which it is entitled to indemnification under Article VII.

          "INDEMNIFIED PARTY" shall mean a party entitled, or seeking to assert rights, to indemnification under Article VII.

                              Page 41 of 50 Pages


          "INDEMNIFYING PARTY" shall mean the party from whom indemnification is sought by the Indemnified Party.

          "RESPONSE" shall mean a written response containing the information provided for in Section 7.3(c).



                                  ARTICLE VIII
                      General Provisions; Other Agreements
                      ------------------------------------

          SECTION 8.1. PRESS RELEASES. Other than any required filings under the Exchange Act, none of the parties hereto will, without first obtaining the approval of the other, make any public announcement, directly or indirectly, regarding this Agreement, nor the nature of the transaction contemplated by this Agreement, to any person except as required by law or regulatory bodies and other than to the respective principals or other representatives of the Parties, each of whom shall be similarly bound by such confidentiality obligations. If any such press release or public announcement is so required by either party (except in the case of any disclosure required under the Federal securities laws to be made in a filing with the Securities and Exchange Commission), the disclosing party shall consult with the other parties prior to making such disclosure, and the parties shall use all reasonable efforts, acting in good faith, to agree upon a text for such disclosure which is satisfactory to each of the parties.

          SECTION 8.2. EXPENSES. Regardless of whether the transactions contemplated hereby are consummated, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such costs and expenses.

          SECTION 8.3. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of laws provisions thereof.

          SECTION 8.4. HEADINGS. Article and Section headings used in this Agreement are for convenience only and shall not affect the meaning or construction of this Agreement.

          SECTION 8.5. NOTICES. All notices, requests, demands or other communications required by or otherwise with respect to this Agreement shall be in writing and shall be deemed to have been duly given to any party hereto when delivered by hand, by messenger or by a nationally recognized overnight delivery company, when delivered by facsimile and confirmed by return facsimile, in each case to the applicable addresses set forth below:

          (a) if to CBT to:

                           ClearBlue Technologies, Inc.
                           100 First Street

                              Page 42 of 50 Pages


                           Suite 2000
                           San Francisco, CA 94105; and

                           with a copy to:

                           Guy N. Molinari, Esq.
                           Heller Ehrman White & McAuliffe LLP
                           120 West 45th Street
                           New York, NY  10036
                           Facsimile: (212) 763-7600

          (b) if to HPFS to:

                           Hewlett-Packard Financial Services Company
                           420 Mountain Avenue
                           Murray Hill, NJ  07974
                           Attn:  General Counsel
                           Facsimile: (908) 898-4117

                           with a copy to:

                           Hewlett-Packard Company
                           Attn: General Counsel
                           3000 Hanover Street
                           Palo Alto, CA  94304-1185

                           and

                           Sidley Austin Brown & Wood
                           787 Seventh Avenue
                           New York, NY 10019
                           Attn:  James Johnson
                           Facsimile: (212) 839-5599

          SECTION 8.6. PARTIES IN INTEREST. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, all the terms and provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

          SECTION 8.7. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements and understandings, both written and oral, with respect to the subject matter hereof.

                              Page 43 of 50 Pages


          SECTION 8.8. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Signatures on this Agreement may be communicated by facsimile transmission and shall be binding upon the parties hereto so transmitting their signatures. Counterparts with original signatures shall be provided to the other parties hereto following the applicable facsimile transmission; provided that the failure to provide the original counterpart shall have no effect on the validity or the binding nature of this Agreement.

          SECTION 8.9. AMENDMENT. Any term of this Agreement may be modified or amended only by an instrument in writing signed by each of the parties hereto.

          SECTION 8.10. SUBMISSION TO JURISDICTION. Each Party (a) submits to the jurisdiction of any state or federal court sitting in the State of New York in any action or proceeding arising out of or relating to this Agreement (including any action or proceeding for the enforcement of any arbitral award made in connection with any arbitration of a Dispute hereunder), (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) waives any claim of inconvenient forum or other challenge to venue in such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court and (e) waives any right it may have to a trial by jury with respect to any action or proceeding arising out of or relating to this Agreement; provided in each case that, solely with respect to any arbitration of a Dispute, the Arbitrator shall resolve all threshold issues relating to the validity and applicability of the arbitration provisions of this Agreement, contract validity, applicability of statutes of limitations and issue preclusion, and such threshold issues shall not be heard or determined by such court. Each Party agrees to accept service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 8.5, provided that nothing in this Section 8.10 shall affect the right of any Party to serve such summons, complaint or other initial pleading in any other manner permitted by law.

          SECTION 8.11. SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforced in accordance with its terms.

                              Page 44 of 50 Pages


          IN WITNESS WHEREOF, the parties hereto have caused this Note and Stock Purchase Agreement to be duly executed and delivered as of the date set forth above.



HEWLETT-PACKARD FINANCIAL SERVICES COMPANY



By:____________________________
     Name:
     Title:




CLEARBLUE TECHNOLOGIES, INC.



By:____________________________
     Name:
     Title:

                              Page 45 of 50 Pages







                                    EXHIBIT A

                         FORM OF SHAREHOLDERS AGREEMENT
                         ------------------------------

                              Page 46 of 50 Pages





                                    EXHIBIT B

                      FORM OF OPINION OF COUNSEL TO HPFS*
                      -----------------------------------

          1. Hewlett-Packard Financial Services Company ("HPFS") is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. HPFS has full corporate power and authority to enter into the Note and Stock Purchase Agreement (the "Agreement"), dated as of September 11, 2002, by and between HPFS and ClearBlue Technologies, Inc. ("CBT"), a Delaware corporation, and to sell, transfer and deliver the NaviSite, Inc. 12% Convertible, Senior, Secured Note Due December 31, 2007 (the "Note") and all of the shares of stock of NaviSite, Inc. (the "Shares," and together with the Note, the "Securities") being sold by HPFS to CBT in accordance with the terms of the Agreement. All actions of HPFS necessary to effect the transfer of title to the Securities, free and clear of all claims, encumbrances and defects in title, other than any requirement that NaviSite and CMGI consent to the transfer of the Note, in accordance with the Agreement, have been duly completed.

          2. The Agreement has been duly authorized, executed and delivered by HPFS and, upon execution by CBT, will constitute a valid and binding obligation of HPFS enforceable against HPFS in accordance with its terms, subject only to
(i) limitations imposed by bankruptcy, insolvency, reorganization, arrangement, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) general principles of equity, whether such enforcement is considered in a proceeding in equity or at law.







----------------------------
* Opinion to be delivered by in house counsel.

                              Page 47 of 50 Pages







                                    EXHIBIT C

                        FORM OF OPINION OF COUNSEL TO CBT
                        ---------------------------------


         1. ClearBlue Technologies, Inc. ("CBT"), is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. CBT has full corporate power and authority to enter into the Note and Stock Purchase Agreement (the "Agreement"), dated as of September 11, 2002, by and between HPFS and CBT.

         2. The Agreement has been duly authorized, executed and delivered by CBT, and constitutes a valid and binding obligation of CBT, enforceable against CBT in accordance with its terms, subject only to (i) limitations imposed by bankruptcy, insolvency, reorganization, arrangement, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) general principles of equity, whether such enforcement is considered in a proceeding in equity or at law.

                              Page 48 of 50 Pages




                                    EXHIBIT D

                            UCC-1 FINANCING STATEMENT
                            ------------------------

                              Page 49 of 50 Pages










                                    EXHIBIT 2


                       ASSIGNMENT AND ASSUMPTION AGREEMENT


THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (the "Assignment") is entered into as of this 11th day of September, 2002 by and between Hewlett-Packard Financial Services Company, formerly known as Compaq Financial Services Corporation ("Assignor") and ClearBlue Finance, Inc. ("Assignee"). Capitalized terms used but not defined herein shall have the meanings ascribed to them under that certain Guarantee and Security Agreement dated as of November 8, 2002 by and among NaviSite, Inc., the Guarantors party thereto and Assignor, as Collateral Representative and/or all other agreements related thereto (including the Note Puirchase Agreement among Navisite, Inc., Assignor and CMGI, Inc. (collectively, the "Security Agreements").

                                    RECITALS

         WHEREAS, pursuant to the Note and Stock Purchase Agreement dated as of September 11, 2002 by and between Assignor and Assignee, Assignor has agreed to, among other things, assign the Security Agreements to Assignee and Assignee has agreed to assume the Security Agreements from Assignor.

         NOW, THEREFORE, for good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, Assignor and Assignee agree as follows:

1. Assignor hereby irrevocably and unconditionally sells, conveys, transfers and assigns to Assignee any and all of its rights, title, benefits and interests, whether arising from its capacity as Collateral Representative, Purchaser or otherwise, under the Security Agreements.

2. Assignee hereby assumes any and all duties, obligations and liabilities of Assignor, whether arising from its capacity as Collateral Representative, Purchaser or otherwise, under the Security Agreements, except for any obligation or liability arising out of a breach or a default by Assignor under any Security Agreement that arose prior to the date hereof.

3. This Assignment may be executed in one or more counterparts, including by facsimile, each of which shall constitute an original and all of which together shall constitute one and the same instrument.

4. This Assignment shall inure to the benefit of and be binding upon the parties and their respective successors and assigns.

5. This Assignment shall be governed and construed in accordance with the laws of the State of New York without regard to conflicts of law.

                              Page 50 of 50 Pages




         IN WITNESS WHEREOF, the parties hereto have caused this Assignment to be executed as of the date first written above.



HEWLETT-PACKARD FINANCIAL
  SERVICES COMPANY



By:      _________________________
Name:
Title:



CLEARBLUE FINANCE, INC.


By:___________________________
Name:
Title:




















                                       2